SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from to .

Commission file number: 333-

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Cox Radio, Inc.

2004 Employee Stock Purchase Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cox Radio, Inc.

6205 Peachtree Dunwoody Road

Atlanta, Georgia 30328

Page Number in This Re port
ITEMS 1 AND 2

FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	5

Statement of Net Assets Available for Benefits as of December 31, 2005	6

Statements of Changes in Net Assets Available for Benefits for the period from January 1, 2006 to March 31, 2006 (date of termination) and for the year ended December 31, 2005	7

Notes to Financial Statements	8

EXHIBIT

Consent of Deloitte & Touche LLP	10

EXHIBIT INDEX

Exhibit Number
23.1	Consent of Deloitte & Touche LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on behalf of the Plan by the undersigned duly authorized official.

COX RADIO, INC.

2004 EMPLOYEE STOCK PURCHASE PLAN

Date: March 30, 2007	By:	/s/ Andrew A. Merdek
Andrew A. Merdek
Corporate Secretary

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sponsor and Participants

Cox Radio, Inc.

2004 Employee Stock Purchase Plan:

We have audited the accompanying statements of net assets available for benefits of the Cox Radio, Inc. 2004 Employee Stock Purchase Plan (the “Plan”) as of December 31, 2005 and the related statements of changes in net assets available for benefits for the period from January 1, 2006 to March 31, 2006 (date of termination) and for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and the changes in net assets available for benefits for the period from January 1, 2006 to March 31, 2006 (date of termination) and for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Atlanta, Georgia

March 30, 2007

COX RADIO, INC.

2004 EMPLOYEE STOCK PURCHASE PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005

2005
ASSET
Receivable from Plan Sponsor	$1,737,203

LIABILITY
Distribution due to Plan participants	(1,737,203)

Net assets available for benefits	$—

See notes to financial statements.

COX RADIO, INC.

2004 EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE PERIOD FROM JANUARY 1, 2006 TO MARCH 31, 2006 (DATE OF TERMINATION) AND

FOR THE YEAR ENDED DECEMBER 31, 2005

	Period from January 1, 2006 to March 31, 2006 (Date of Termination)	2005
ADDITIONS TO NET ASSETS ATTRIBUTED TO-
Employee Contributions	$239,177	$1,140,369
Transfer from Plan Sponsor	1,849,187

Total Additions to Net Assets	$2,088,364	$1,140,369

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to active Plan participants	(1,849,187)
Withdrawals from Plan	(126,994)	(394,221)
Change in Distributions due to active Plan participants	(112,183)	(746,148)

Total Deductions from Net Assets	$(2,088,364)	$(1,140,369)

CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

NET ASSETS AVAILABLE FOR BENEFITS:	—	—
Beginning of period	—	—

End of period	$—	$—

See notes to financial statements.

COX RADIO, INC.

2004 EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2006 TO MARCH 31, 2006 (DATE OF TERMINATION)

AND FOR THE YEAR ENDED DECEMBER 31, 2005

1. DESCRIPTION OF PLAN

The Cox Radio, Inc. 2004 Employee Stock Purchase Plan (the “Plan”) was a self-funded contributory stock purchase plan which provided employees the option to purchase stock at a discounted price.

General—The Plan was adopted by Cox Radio, Inc. (the “Plan Sponsor”) to allow eligible employees to purchase Plan Sponsor stock (up to 600,000 shares in the aggregate) at a discounted price. Eligible employees were employees regularly scheduled to work at least 20 hours per week, including any such person on an authorized leave of absence. There were four entry dates on which eligible employees could have commenced participation under the Plan, including April 1, 2004, October 1, 2004, April 1, 2005, and October 1, 2005. Any eligible employee who was employed on a grant date (January 15, 2004, August 1, 2004, February 1, 2005, and August 1, 2005) was eligible to participate in the Plan as of the entry date that immediately followed such grant date. If an eligible employee elected not to participate on such entry date, he or she was not permitted to participate in the Plan at any later date. The purchase price per share offered under the Plan with respect to any grant date was the lower of 85% of the fair market value of the share as of such grant date or 90% of the fair market value of the share at the end of the offering period. Shares were offered to eligible employees for subscription during the period beginning with the applicable grant date and ending on the date 45 days after the grant date. Unless an employee had previously withdrawn from the Plan, shares were issued on March 31, 2006 based on contributions to date. Consequently, the Plan concluded on March 31, 2006.

Contributions—Contributions to the Plan were made by the participants based on the amount of participant elections. Contributions to the Plan were commingled with the general assets of the Plan Sponsor. Participants’ contributions were limited to $25,000 during the purchase period from April 1, 2004 to March 31, 2006. Contributions were primarily made through automatic payroll deductions.

Distributions—Upon written request, participants could have withdrawn their total contributions or reduced their contributions prospectively. Distributions were made in either cash or stock, with cash payments for any fractional shares. These two options were also available to an individual whose employment terminated, including terminations due to death or retirement.

Administrative Expenses—The Compensation Committee of the Board of Directors of the Plan Sponsor administered the Plan. The expenses of administering the Plan were paid by the Plan Sponsor.

Vesting—At all times, each Plan participant had a fully vested, nonforfeitable right to his or her contributions to the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the accrual basis of accounting. The receivable from the Plan Sponsor represents accumulated payroll deductions less amounts disbursed for withdrawals. The liability due to participants represents accumulated payroll deductions to be disbursed to Plan participants for purchase of the Class A Common Stock of the Plan Sponsor.

3. INCOME TAXES

The right to purchase shares of common stock under the Plan is intended to constitute an option granted by the Plan Sponsor pursuant to an “employee stock purchase plan” within the meaning of Section 423 of the Internal Revenue Code, and that such shares, for tax purposes, shall be treated in accordance with the provisions thereof.

An employee is not considered to have income for federal income tax purposes from the granting of a right to purchase shares. Amounts deducted from an employee’s compensation do not reduce the amount of his or her income for tax purposes.

4. PLAN TERMINATION

The Plan was concluded on March 31, 2006. Accordingly, the Plan liability of $1,849,187 was satisfied on March 31, 2006 through the issuance of 153,124 shares of Class A Common Stock and through cash payments of $2,412 attributable to fractional shares.

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